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Exhibit 12.1

Consolidated Edison, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
(MILLIONS OF DOLLARS)

	For the Three Months Ended March 31, 2004	For the Twelve Months Ended December 31, 2003

EARNINGS
Net Income for Common Stock	$155	$528
Preferred Stock Dividend	3	11
Cumulative Effect of Changes in Accounting Principles	—	(3)
(Income) or Loss from Equity Investees	1	—
Minority Interest Loss	—	2
Income Tax	104	315

Pre-Tax Income from Continuing Operations	$263	$853
Add: Fixed Charges*	128	491
Add: Distributed Income of Equity Investees	—	—
Subtract: Interest Capitalized	—	5
Subtract: Preferred Stock Dividend Requirement	4	17

EARNINGS	$387	$1,322

* FIXED CHARGES
Interest on Long-term Debt	$104	$388
Amortization of Debt Discount, Premium and Expense	4	13
Interest Capitalized	—	5
Other Interest	10	45
Interest Component of Rentals	6	22
Preferred Stock Dividend Requirement	4	18

FIXED CHARGES	$128	$491

Ratio of Earnings to Fixed Charges	3.0	2.7

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  Exhibit 12.1
Consolidated Edison, Inc. RATIO OF EARNINGS TO FIXED CHARGES (MILLIONS OF DOLLARS)